Exhibit 99.2

Recent Developments

COVID-19

The global crisis resulting from the spread of COVID-19 has resulted in disruptions to our operations and could continue to have a substantial impact on our business. We cannot estimate the duration or negative financial impact of the COVID-19 pandemic on our business, however, depending on the duration and scope, it could be material.

As a result of COVID-19, as near-term actions, we have temporarily closed our Browns, Stadium Goods and New Guards retail stores, our Los Angeles warehouse, as well as our Los Angeles production facility. We have further temporarily limited staff at our Portuguese production facility, reducing our capacity for processing items, and our Hong Kong production facility, while since reopened, was closed through January and most of February. Additionally, many of our brands and boutiques and the department stores that serve as our luxury sellers have temporarily closed their retail stores, warehouses and/or distribution centers, without a firm date on when they will reopen.

We believe the actions we are taking will ensure that we can continue to support our employees, consumers, boutiques, brands and department stores through this crisis and will better position us for the recovery when that time comes. See “Risk Factors—The recent novel coronavirus (“COVID-19”) global pandemic has had and is expected to continue to have an adverse effect on our business and results of operations.”

While much of our business is conducted online, COVID-19 has caused and may continue to cause disruptions and/or delays in our supply chain, fulfilment network and shipments. Additionally, delays in deliveries of merchandise due to production shutdowns or other distribution disruptions may impact our and our sellers’ inventory levels. The global deterioration in economic conditions, which may have an adverse impact on discretionary consumer spending and disposable income, could also impact our business. However, we believe our business model is well prepared to navigate the rapidly changing environment. As we collect merchandise from thousands of inventory points in more than 50 countries to service consumer demand across 190 countries, we believe our model is more durable than physical retail and other e-tailers who are typically reliant on a small number of distribution centers. We also believe that the current crisis, and particularly the related travel restrictions, may further shift consumers toward online purchasing and accelerate the adoption of online channels by brands, boutiques and department stores. Therefore, we believe that we will be well positioned to extend our leadership post COVID-19.

While it is premature to accurately predict the ultimate impact of these developments, and while we estimate that our results for the quarter ended March 31, 2020 have not been significantly impacted, we could see adverse impacts of the COVID-19 pandemic beyond March 31, 2020. We currently estimate that GMV for the three months ended March 31, 2020 against the prior year period increased by 43% to 46%. Digital Platform GMV for the same period is estimated to have grown 17% to 19% year-over-year, supported by the performance of our China region. While we experienced growth through the quarter, we saw a slowdown later in the quarter across parts of Europe, the United Kingdom and North America, as governmental regulations to limit the spread of COVID-19 were implemented. While we expect the COVID-19 pandemic to impact our results, we cannot currently predict the impact of COVID-19 on our results of operations for the three months ending June 30, 2020 or the year ending December 31, 2020 in light of the uncertainty surrounding the duration and scope of the pandemic.

This view reflects management’s estimates based solely upon information available to it as of the date hereof and is subject to change. We do not assume a duty to update this outlook, whether as a result of new information, subsequent events or circumstances, change in expectations or otherwise.

Preliminary Results for the Three Months Ended March 31, 2020

We have not yet completed our closing procedures for the three months ended March 31, 2020. Presented below are certain estimated preliminary financial results and selected other data for the three months ended March 31, 2020. These ranges are based on the information available to us at this time. We have provided ranges, rather than specific amounts, because these results are preliminary. As such, our actual results may vary from the estimated preliminary results presented here and will not be finalized until after we close this offering in conjunction with the completion of our normal quarter end accounting procedures including the execution of our internal control over financial reporting. These ranges reflect Farfetch management’s best estimate of the impact of events during the quarter.

These estimates should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with IFRS. Accordingly, you should not place undue reliance on these preliminary financial results and selected other data. These estimated preliminary results and selected other data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections and our historical consolidated financial statements, including the notes thereto, included or incorporated by reference herein. For additional information, please see “Incorporation of Certain Information by Reference.”

These preliminary financial results and selected other data have been prepared by, and is the responsibility of, Farfetch management. Our independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary financial results for the three months ended March 31, 2020. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

We expect GMV for the three months ended March 31, 2020 to increase between $600 million and $612 million, compared to $419.3 million for the three months ended March 31, 2019. This growth reflects an increase in Digital Platform GMV growth, which was supported by the performance of our China region, which continued to grow faster than the overall marketplace and from February 1, 2020 through the end of the quarter, accelerated to grow faster year-on-year than this region grew for all of 2019.

We expect loss after tax for the three months ended March 31, 2020 to increase by up to $16 million or decrease by up to $39 million, compared to $(109.3) million for the three months ended March 31, 2019. We expect Adjusted EBITDA for the three months ended March 31, 2020 to increase by between $5 million and $9 million, compared to $(30.2) million for the three months ended March 31, 2019, which reflects our continued focus on driving efficiencies and operating leverage across the quarter, as well as reductions in discretionary spend in light of the evolving circumstances.

The following table provides preliminary selected other data:

Selected Other Data(1)

	Three Months Ended March 31,
	2019	2020 (estimated and unaudited)
		Low	High
	(in thousands)
Consolidated Group:
Gross Merchandise Value (“GMV”)(2)	$419,273	$599,560	$612,139
Loss after tax	(109,275)	(125,000)	(70,000)
Adjusted EBITDA(2)	(30,236)	(25,000)	(21,000)
Digital Platform:
Digital Platform GMV(2)	$414,737	$485,242	$493,537
Brand Platform:
Brand Platform GMV(2)	$—	~ $105,000

(1)

See the definitions of key operating and financial metrics in Item 3. “Key Information—A. Selected Financial Data” of our Annual Report on Form 20-F for the year ended December 31, 2019, which is incorporated by reference herein.

(2)

See “Non-IFRS and Other Financial and Operating Metrics” in Item 3 “Key Information—A. Selected Financial Data” of our Annual Report on Form 20-F for the year ended December 31, 2019, which is incorporated by reference herein.

The following table provides a preliminary reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is loss after tax:

	Three Months Ended March 31,
	2019	2020 (estimated and unaudited)
		Low	High
	(in thousands)
Loss after tax	$(109,275)	$(125,000)	$(70,000)
Net finance expense	23,181	38,000	34,000
Income tax expense	560	3,000	1,500
Depreciation and amortization	14,106	58,000	53,000
Share based payments	38,714	32,000	27,000
Gains on items held at fair value(a)	—	(36,000)	(70,000)
Other items(b)	2,493	5,000	3,500
Share of results of associates	(15)	—	—

Adjusted EBITDA	$(30,236)	$(25,000)	$(21,000)

(a)

Represents gains on items held at fair value, including the revaluation of liabilities held at fair value and impacted by movements in our share price, in respect of our partnership with Chalhoub Group and of the embedded derivative financial liability associated with our convertible senior notes issued in February 2020.

(b)

Represents other items, which are outside the normal scope of our ordinary activities or non-cash items, including $2.5 million related to legal and advisory fees in respect of acquisitions in the first quarter of 2019. Other items is included within selling, general and administrative expenses.

RISK FACTORS

An investment in the notes and the underlying Class A ordinary shares involves a high degree of risk. You should carefully consider the risks described below, as well as the “Risk Factors” contained in our Annual Report on Form 20-F for the year ended December 31, 2019, which is incorporated by reference in this offering memorandum, as well as the other information included or incorporated by reference in this offering memorandum, before making an investment decision. Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks. The market or trading price of our securities could decline due to any of these risks. In addition, please read “Special Note Regarding Forward-Looking Statements” in this offering memorandum, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this offering memorandum. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Relating to our Business and Industry

The recent novel coronavirus (“COVID-19”) global pandemic has had and is expected to continue to have an adverse effect on our business and results of operations.

In late 2019, COVID-19 was first detected in Wuhan, China. In March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures, including “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventive measure, have adversely affected workforces, customers, consumer sentiment, economies, and financial markets, and, along with decreased consumer spending, have led to an economic downturn in many of our markets.

As a result of COVID-19, we have temporarily closed our Browns, Stadium Goods and New Guards retail stores, our Los Angeles warehouse, as well as our Los Angeles production facility. We have temporarily limited staff at our Portuguese production facility, reducing our capacity for processing items, and our Hong Kong production facility, while since reopened, was closed through January and most of February. In addition, many of our brands, boutiques and department stores that serve as our luxury sellers have temporarily closed their physical stores, warehouses and/or distribution centers, without a firm date on when they will reopen. Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market.

We are unable to accurately predict the impact that COVID-19 will have on our operations going forward due to uncertainties that will be dictated by the length of time that such disruptions continue, which will, in turn, depend on the currently unknowable duration of the COVID-19 pandemic, the impact of governmental regulations that might be imposed in response to the pandemic and overall changes in consumer behavior. Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. For example, Italy, Portugal, the United Kingdom and federal and state governments in the United States have imposed social distancing measures and restrictions on movement, only allowing essential businesses to remain open. Such orders or restrictions have resulted in temporary store closures, work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other effects, any of which may negatively impact our brands, boutiques and department stores, and as a result, our operations.

While much of our business is conducted online, COVID-19 has caused and may continue to cause disruptions and/or delays in our supply chain, fulfilment network and shipments. Delays in deliveries of merchandise due to production shutdowns or other distribution disruptions may impact our and our sellers’ inventory levels.

In addition, the global deterioration in economic conditions, which may have an adverse impact on discretionary consumer spending, could also impact our business. As luxury products are discretionary purchases for consumers, a reduction in consumer spending or disposable income may affect us more significantly than companies in other industries and companies with a more diversified product offering. COVID-19 and these related developments may have an adverse effect on trading and our operations and, given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

Purchasers of luxury products may not choose to shop online, which would prevent us from growing our business.

Our success depends, in part, on our ability to attract additional consumers who have historically purchased luxury products through traditional retailers rather than online. The online market for luxury products is significantly less developed than the online market for other goods and services such as books, music, travel and other consumer products. If this market does not gain widespread acceptance, our business may suffer. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or offer more incentives than we currently anticipate in order to attract additional online consumers to the Farfetch Marketplace and convert them into purchasing consumers. Specific factors that could prevent consumers from purchasing luxury products from us include:

•	concerns about buying luxury products online without a physical storefront, face to face interaction with sales personnel and the ability to physically handle and examine products;

•	preference for a more personal experience when purchasing luxury products;

•	product offerings that do not reflect current consumer tastes and preferences;

•	pricing that does not meet consumer expectations;

•	delayed shipments or shipments of incorrect or damaged products;

•	inconvenience and costs associated with returning or exchanging items purchased online;

•	concerns about the security of online transactions and the privacy of personal information; and

•	usability, functionality and features of the Farfetch Marketplace.

If the online market for luxury products does not continue to develop and grow, our business will not grow and our results of operations, financial condition and prospects could be materially adversely affected.

We may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline.

We cannot assure you that we will generate sufficient revenue to offset the cost of maintaining our platform and maintaining and growing our business. Although our revenue grew from $602.4 million for the fiscal year ended December 31, 2018 to $1,021.0 million for the fiscal year ended December 31, 2019, our revenue growth rate may decline in the future because of a variety of factors, including increased competition and the maturation of our business. We cannot assure you that our revenue will continue to grow or will not decline, especially in light of the COVID-19 pandemic. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve and sustain profitability. For example, in 2019, we incurred significant costs in connection with our acquisitions. We expect to continue to expend substantial financial and other resources on acquiring and retaining consumers, our technology infrastructure, research and development, including investments in our research and development team and the development of new features, sales and marketing, international expansion, and general administration, including expenses, related to being a public company. These investments may not result in increased revenue or growth in our business. If we cannot successfully earn revenue at a rate that exceeds the costs associated with our business, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and our revenue growth rate may decline. If we fail to continue to grow our revenue and overall business, our business, results of operations, financial condition and prospects could be materially adversely affected.

We have experienced losses in the past, and we may experience losses in the future.

We experienced losses after tax of $373.7 million, $155.6 million and $112.3 million in the years ended December 31, 2019, 2018 and 2017, respectively. Our ability to generate and sustain significant additional revenues or achieve profitability will depend on, among other things, our ability to increase our levels of sales and attract consumers cost effectively, and the impact of the factors discussed elsewhere in this “Risk Factors” section, including the impact of the COVID-19 pandemic. We may continue to experience losses after tax in the future, and we cannot assure you that we will achieve profitability and may continue to incur significant losses in future periods. Moreover, if we do achieve sustained profitability, the level of any profitability cannot be predicted and may vary significantly from period to period.

The luxury fashion industry can be volatile and difficult to predict.

As a global platform for luxury fashion, we are subject to variable industry conditions. Consumer demand can quickly change depending on many factors, including the behavior of both online and brick-and-mortar competitors, promotional activities of competitors, rapidly changing tastes and preferences, frequent introductions of new products and services, advances in technology and the internet, macroeconomic conditions impacting discretionary spending, especially in light of the COVID-19 pandemic, and other macroeconomic factors, many of which are beyond our control.

For example, in the fourth quarter of 2018 luxury retailers demonstrated a higher than expected level of promotional activity, to which we responded by carefully adjusting our approach to promotions during that quarter. This trend toward promotional activity intensified in 2019 (and is expected to continue at least through the second quarter of 2020), as global luxury fashion online retailers significantly increased discounting and promotions, including earlier and larger discounts and more aggressive promotions culminating in unprecedented promotional activities in Summer 2019.

When competitors increase promotional activity, we may react to those promotions symmetrically by increasing our promotional activity, as we did during 2019, which can have a material adverse effect on our results of operations, in particular on our gross margins and order contribution metrics, our prospects and our relationship with brands and retailers. Alternatively, we may decide not to match competitors’ promotional activity, which we believe improves our relationships with brands and retailers and, in turn, supply on the Farfetch Marketplace, as we began to do in the second half of 2019, but which may adversely impact consumer demand across our platform, which in turn may impact our overall market share capture and have a material adverse impact on our business, results of operations and prospects. We may also decide not to incentivize promotional activity by our retailers by not funding, by reducing our funding, or requiring our retailers to fund in whole or part, promotional events on the Farfetch Marketplace, which could adversely impact our relationships with our retailers. When the luxury retail market experiences increased promotional activity, we may not be successful in responding in a manner that does not also adversely impact our results of operations.

Changes in consumer demand may also impact on our ability to deliver expected margin on owned inventory within our first-party businesses. With this constantly changing environment, our future business strategies, practices and results may not meet expectations or respond quickly enough to consumer demand, and we may face operational difficulties in adjusting to any changes. Any of these developments could harm our business, results of operations, financial condition and prospects.

We rely on a limited number of retailers and brands for the supply of products that we make available to consumers on the Farfetch Marketplace.

We rely on a limited number of retailers and brands for the supply of products available on the Farfetch Marketplace. In the year ended December 31, 2019, 16% of our GMV was from our top ten retailers, excluding Browns. We cannot guarantee that these retailers and brands will always choose to use the Farfetch Marketplace to sell their products. We also typically enter into one-year contracts with retailers and brands, and there is no guarantee our retailers and brands will renew these contracts upon expiration, which currently automatically renew every year unless either party serves 90 days’ notice of termination for partners operating under our standard template. Other than brands in the New Guards portfolio, we cannot control whether a retailer or brand chooses to make any of its supply available on the Farfetch Marketplace. Further, a small number of entities may, on their own, take actions that adversely affect our business, such as creating their own marketplace that could directly compete with us. Additionally, our business may be adversely affected if our access to products is limited or delayed because of deterioration in our relationships with one or more of our retailers or brands, because of delays in deliveries of merchandise due to production shutdowns or other distribution disruptions related to the COVID-19 pandemic, or if they choose not to sell their products with us for any other reason. For example, more than 200 of our retailers and brands are currently offline as a result of the COVID-19 pandemic, which is disrupting our supply chain. If we fail to successfully retain current, as well as acquire new, retailers and brands on our platform, our business, results of operations, financial condition and prospects could be materially adversely affected.

If our brands and retailers fail to anticipate, identify and respond quickly to new and changing fashion trends in consumer preferences, our business could be harmed.

The luxury apparel, footwear and accessories available on our Marketplaces are subject to rapidly changing fashion trends and constantly evolving consumer tastes and demands. Our success is dependent on the ability of our retailers and brands, including Browns, Stadium Goods and the New Guards portfolio of brands, to anticipate, identify and respond to the latest fashion trends and consumer demands and to translate such trends and demands into product offerings in a timely manner. The failure of our retailers and brands to anticipate, identify or react swiftly and appropriately to new and changing styles, trends or desired consumer preferences, to accurately anticipate and forecast demand for certain product offerings or to provide relevant and timely product offerings to list on the Farfetch Marketplace may lead to lower demand for merchandise on our Marketplaces, which could cause, among other things, declines in GMV sold through the Farfetch Marketplace. If our retailers and brands, including the New Guards portfolio of brands, are not able to accurately anticipate, identify, forecast, analyze or respond to changing fashion trends and consumer preferences, we may lose consumers and market share, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, New Guards’ success depends in large part on the brands in its portfolio being able to originate and define fashion product trends, as well as to anticipate, gauge, and react to changing consumer demands in a timely manner. Their products must appeal to consumers worldwide whose preferences cannot be predicted with certainty and are subject to rapid change, influenced by fashion trends and current economic conditions, among other factors. This issue is further compounded by the increasing use of digital and social media by consumers and the speed by which information and opinions are shared across the globe. We cannot assure that the brands in New Guards’ current or future portfolio will be able to continue to develop appealing styles or successfully meet constantly changing consumer demands in the future. In addition, we cannot assure that any new products or brands that we introduce will be successfully received by consumers. In particular, the majority of New Guards’ existing brands, including its largest brand, Off-White, are currently focused on streetwear and should consumer preferences for streetwear decline that could have a significant impact on our business. Failures of brands in the New Guards portfolio to anticipate, identify, and respond effectively to changing consumer demands and fashion trends could adversely affect retail and consumer acceptance of their products and leave us with a substantial amount of unsold inventory or missed opportunities. Conversely, if we underestimate consumer demand for these brands’ products or if manufacturers fail to supply quality products in a timely manner, we may experience inventory shortages. Any of these outcomes could have a material adverse effect on our business, results of operations, and financial condition.

Retailers and brands set their own prices for the products they make available on the Farfetch Marketplace, which could affect our ability to respond to consumer preferences and trends.

We do not control the pricing strategies of our retailers and brands (other than Browns, Stadium Goods’ first-party sales and the New Guards portfolio of brands when sold direct-to-consumer via our Marketplaces), which could affect our revenue and our ability to effectively compete on price with the other distribution channels used by our brands and retailers, including e-commerce retailers and brick-and-mortar stores. Furthermore, inconsistent pricing on the Farfetch Marketplace may adversely affect a customer’s shopping experience, which may encourage them to shop through other online or offline retailers. Retailers and brands may determine that they can more competitively price their products through other distribution channels and may choose such other channels instead of listing products on the Farfetch Marketplace. Additionally, where permitted by law retailers and brands often employ different pricing strategies based on the geographical location of consumers, which is accomplished online through geo-blocking that blocks a consumer’s ability to access certain websites based on geography. European Union legislation, which took effect in December 2018, prohibits geo-blocking in the European Union. As a result, our consumers registered in the European Union can make purchases at the prices listed in different European geographies irrespective of their country of residence in Europe which could adversely impact our business. In addition, proposed legislation in Europe (Regulation (EU) 2019/1150) on promoting fairness and transparency for business users of online intermediation services will enter into force on July 12, 2020. This regulation would require marketplaces to disclose the main parameters they use to rank goods and services on their sites, and any advantage they may give to their own products over others. This could adversely affect our business, results of operations, financial condition and prospects.

Fluctuations in exchange rates may adversely affect our results of operations.

Our financial information is presented in U.S. dollars, which differs from the underlying functional currencies of certain of our subsidiaries (including, following the New Guards Acquisition, an increased exposure to the euro), exposing the Group to foreign exchange translation risk on consolidation. This risk is currently not hedged and therefore, our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates when the currencies are translated into U.S. dollars. At a subsidiary level, we are exposed to transactional foreign exchange risk because we earn revenues and incur expenses in a number of different foreign currencies relative to the relevant subsidiary’s functional currency, mainly the pound sterling and the euro. Movements in exchange rates therefore impact our subsidiaries and thus, our consolidated results and cash flows. We hedge a portion of our core transactional exposures using forward foreign exchange contracts; however, we are exposed to fluctuations in exchange rates on the unhedged portion of the exposures that could harm our business, results of operations, financial condition and prospects. In addition, as our operational and financial forecasts drive our hedging program, should our results of operations differ materially from those forecasts, our hedging program may not be sufficient to adequately mitigate the exposure to currency risk across a given period.

We rely on information technologies and systems to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

We depend on the use of sophisticated information technologies and systems, including technology and systems used for websites and apps, customer service, supplier connectivity, communications, fraud detection, enterprise resource planning inventory management, warehouse management and administration. As our operations grow in size, scope and complexity, we will need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of consumer-enhanced services, features and functionalities, while maintaining and improving the reliability and integrity of our systems and infrastructure. In addition, with the majority of our employees working from home as a result of the COVID-19 pandemic, our information technologies and systems may be particularly strained.

Our future success also depends on our ability to adapt our services and infrastructure to meet rapidly evolving consumer trends and demands while continuing to improve our platform’s performance, features and reliability. The emergence of alternative platforms, such as smartphones and tablets, and niche competitors who may be able to optimize such services or strategies, may require us to continue to invest in new and costly technology. We may not be successful, or we may be less successful than our competitors, in developing technologies that operate effectively across multiple devices and platforms and that are appealing to consumers, which would negatively impact our business and financial performance. New developments in other areas, such as cloud computing providers, could also make it easier for competitors to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace our current systems or introduce new technologies and systems as quickly or cost effectively as we would like. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our efforts to acquire or retain consumers may not be successful, which could prevent us from maintaining or increasing our sales.

If we do not promote and sustain our brand and platform through marketing and other tools, we may fail to build and maintain the critical mass of consumers required to increase our sales. Promoting and positioning our brand and platform, as well as the Browns and Stadium Goods brands and the New Guards portfolio of brands, will depend largely on the success of our marketing efforts, our ability to attract consumers cost effectively and our ability to consistently provide a high-quality product and user experience. In order to acquire and retain consumers, we have incurred and will continue to incur substantial expenses related to advertising and other marketing efforts, including investments in our ACCESS loyalty program. We also use promotions to drive sales, which may not be effective and may adversely affect our gross margins. Our investments in marketing may not effectively reach potential consumers, potential consumers may decide not to buy through us or the spend of consumers that purchase from us may not yield the intended return on investment, any of which could negatively affect our financial results. The failure of our marketing activities could also adversely affect our ability to attract new and maintain relationships with our consumers, retailers and brands, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth and business.

A critical component of our future growth is our ability to promote and sustain our brand, which we believe can be achieved by providing a high-quality user experience. An important element of our brand promotion strategy is establishing a relationship of trust with our consumers. In order to provide a high-quality user experience, we have invested and will intend to continue to invest substantial amounts of resources in the development and functionality of our platform, website, technology infrastructure, fulfilment and customer service operations. Our ability to provide a high-quality user experience is also highly dependent on external factors over which we may have little or no control, including, without limitation, the reliability and performance of our retailers and brands, suppliers, third-party warehousing providers and third-party carriers. If our consumers are dissatisfied with the quality of the products sold on our platform or the customer service they receive and their overall customer experience, or if we or our service providers cannot deliver products to our consumers in a timely manner or at all, our consumers may stop purchasing products from us. In addition, failures by any of New Guards’ brands to provide consumers with high-quality products and high-quality customer experiences for any reason could substantially harm the reputation of that brand and the New Guards portfolio of brands more generally, which could have a material adverse effect on its business, results of operations, financial condition and prospects. We also rely on third parties for information, including product characteristics and availability shown on the Farfetch Marketplace that may be inaccurate.

Our failure to provide our consumers with high-quality products and high-quality user experiences for any reason could substantially harm our reputation and adversely impact our efforts to develop Farfetch as a trusted brand, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

There is also increased focus, including by consumers, investors, employees and other stakeholders, as well as by governmental and non-governmental organizations, on social, environmental and sustainability matters. Our reputation could be damaged if we or our suppliers do not (or are perceived not to) act responsibly regarding social, environmental and sustainability standards or, if we fail to appropriately respond to concerns raised by our consumers, investors and other interested persons, which could have a material adverse effect on our business, financial condition and results of operations.

Any significant disruption in service on our websites or apps or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of consumers, which would harm our business and results of operations.

Our brand, reputation and ability to attract and retain consumers to use our platform depend upon the reliable performance of our network infrastructure and content delivery processes. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down or interfered with the performance of our websites and apps, or particular features of our websites and apps, and we may experience interruptions in the future, particularly in light of the COVID-19 pandemic. For example, in 2019 and the first quarter of 2020, there were a total of 11 interruptions and outages on our website that ranged in time from 26 minutes to five hours and 40 minutes, in which our customers experienced difficulties involving, among others, the inability to use our payment systems, the unavailability of thousands of products and our product catalogue and the inability to complete their checkout process. Interruptions in these systems, whether due to system failures, human input errors, computer viruses or physical or electronic break-ins, and denial-of-service attacks on us, third-party vendors or communications infrastructure, could affect the availability of our services on our platform and prevent or inhibit the ability of consumers to access our websites and apps or complete purchases on our websites and apps. Volume of traffic and activity on our Marketplaces spikes on certain days, such as during a “Black Friday” promotion, and any such interruption would be particularly problematic if it were to occur at such a high-volume time. Problems with the reliability of our systems could prevent us from earning revenue or commission and could harm our reputation. Damage to our reputation, any resulting loss of consumer, retailer or brand confidence and the cost of remedying these problems could negatively affect our business, results of operations, financial condition and prospects.

Substantially all of the communications, network and computer hardware used to operate our website are strategically located, for convenience and regulatory reasons, at facilities in Portugal, the Netherlands, Russia, China and Ireland. Our ability to maintain communications, network, and computer hardware in these countries is, or may in the future be, subject to regulatory review and licensing, and the failure to obtain any required licenses could negatively affect our business. We either lease or own our servers and have service agreements with data center providers. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur. Our systems are not completely redundant, so a system failure at one site could result in reduced platform functionality for our consumers, and a total failure of our systems could cause our websites or apps to be inaccessible by some or all of our consumers. Problems faced by our third-party service providers with the telecommunications network providers with whom they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our consumers. Our third-party service providers could decide to close their facilities without adequate notice, including in response to government mandated shutdowns or “shelter-in-place” orders or for health and safety reasons to protect workers of such providers. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our needs for capacity, particularly in light of increased usage during the COVID-19 pandemic, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our failure or the failure of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information, could damage our reputation and brand and substantially harm our business and operating results.

We collect, maintain, transmit and store data about our consumers, retailers and brands and others, including credit card information (and other payment information) and other personally identifiable information, as well as other confidential and proprietary information about our business plans and activities.

We also engage third parties that store, process and transmit these types of information on our behalf. We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, e-commerce websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as we grow our business, including as a result of acquisitions, and as the complexity and number of technical systems and applications we use increases.

Breaches of our security measures or those of our third-party service providers or cyber security incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of consumer information, including consumers’ personal data, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. In the past, we have experienced social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks; however, such attacks could in the future have a material adverse effect on our operations. If any of these breaches of security should occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. In addition, any party who is able to illicitly obtain a consumers password could access the consumers transaction data or personal information, resulting in the perception that our systems are insecure.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We continue to devote significant resources to protect against security breaches or we may need to in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

We rely on retailers and brands, suppliers, third-party warehousing providers, third-party carriers and transportation providers as part of our fulfilment process, and these third parties may fail to adequately serve our consumers.

We significantly rely on retailers and brands to properly and promptly prepare products ordered by our consumers for shipment. These suppliers may have a reduced ability to prepare and ship products due to government mandated shutdowns or “shelter-in-place” orders, reduced capacity to protect the health and safety of their workers, or if they are located in areas particularly affected by COVID-19. Failures by these suppliers to timely prepare such products for shipment to our consumers will have an adverse effect on the fulfilment of consumer orders, which could negatively affect the customer experience and harm our business and results of operations.

We rely on third-party warehousing providers to receive, store, pick, pack and ship merchandise. We also rely upon third-party carriers and transportation providers for substantially all of our merchandise shipments, including shipments of items from our retailers and brands, to our production facilities for processing, shipments returning these items to our retailers and brands and the shipments to our consumers after purchase. Failures of our third-party providers to meet the service levels expected by our consumers, including as a result of any closures, shutdowns, bankruptcies, disruptions and/or delays related to the COVID-19 pandemic, or to deliver merchandise in optimal condition, could negatively impact the customer experience, our brand reputation and our business.

In addition, New Guards sells a portion of its products to third-party distributors, which are thus responsible for sales to end consumers. The reputation of New Guards’ brands’ products thus rests in part on compliance by all distributors with New Guards’ requirements in terms of their approach to the handling and presentation of products, marketing and communications policies and respecting brand image.

Our shipments are also subject to risks that could increase our distribution costs, including rising fuel costs and events such as employee strikes and inclement weather, which may impact the third party’s ability to provide delivery services that adequately meet our needs. If we needed to change shipping companies, we could face logistical difficulties that could adversely impact deliveries, we would incur costs and expend resources in connection with such change and we could divert management and technology personnel and time and attention to implement the change. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which would increase our costs. Increases in shipping costs or other significant shipping difficulties or disruptions or any failure by our retailers, brands or third-party carriers to deliver high-quality products to our consumers in a timely manner or to otherwise adequately serve our consumers could damage our reputation and brand and may substantially harm our business, results of operations, financial condition and prospects.

We rely on third parties to drive traffic to our website, and these providers may change their search engine algorithms or pricing in ways that could negatively affect our business, results of operations, financial condition and prospects.

Our success depends on our ability to attract consumers cost effectively. With respect to our marketing channels, we rely heavily on relationships with providers of online services, search engines, social media, directories and other websites and e-commerce businesses to provide content, advertising banners and other links that direct consumers to our websites. We rely on these relationships to provide significant sources of traffic to our website. In particular, we rely on search engines, such as Google, Bing and Yahoo! and the major mobile app stores, as important marketing channels. Search engine companies change their natural search engine algorithms periodically, and our ranking in natural searches may be adversely affected by those changes, as has occurred from time to time. Search engine companies may also determine that we are not in compliance with their guidelines and consequently penalize us in their algorithms as a result. If search engines change or penalize us with their algorithms, terms of service, display and featuring of search results, or if competition increases for advertisements, we may be unable to cost effectively drive consumers to our website and apps.

Our relationships with our marketing providers are not long term in nature and do not require any specific performance commitments. In addition, many of the parties with whom we have online advertising arrangements provide advertising services to other companies, including retailers with whom we compete. As competition for online advertising has increased, the cost for some of these services has also increased. A significant increase in the cost of the marketing providers upon which we rely could adversely impact our ability to attract consumers cost effectively and harm our business, results of operations, financial condition and prospects.

We face significant competition in the global retail industry and may be unsuccessful in competing against current and future competitors.

The global retail industry is intensely competitive. Online retail, including on mobile devices and tablets, is rapidly evolving and is subject to changing technology, shifting consumer preferences and tastes and frequent introductions of new products and services. We could face competition from technology enablement companies, marketplace, platforms and luxury sellers. Technology enablement companies are those that enable commerce, such as Shopify or Square, and white label service providers that offer end to end solutions. Luxury sellers are typically either larger more established companies, such as luxury department stores, luxury brand stores or online retailers, or multichannel players that are independent retailers operating brick-and-mortar stores with an online presence, and these luxury sellers may have longer operating histories, greater brand recognition, existing consumer and supplier relationships and significantly greater financial, marketing and other resources. Additionally, larger competitors seeking to establish an online presence in luxury fashion may be able to devote substantially more resources to website systems development and exert more leverage over the supply chain for luxury products than we can. Larger competitors may also be better capitalized to opportunistically acquire, invest in or partner with other domestic and international businesses. Such opportunistic acquisitions and investments may accelerate in an economic downtown. We believe that companies with a combination of technical expertise, brand recognition, financial resources and e-commerce experience also pose a significant threat of developing competing luxury fashion distribution technologies. In particular, if known incumbents in the e-commerce space choose to offer competing services, they may devote greater resources than we have available, have a more accelerated time frame for deployment and leverage their existing user base and proprietary technologies to provide services or a user experience that our consumers may view as superior. In addition, as a result of the COVID-19 pandemic, retailers and brands that have not typically participated in e-commerce may establish an online presence on their own or with our existing competitors, which may create new competitors or strengthen our existing competitors.

Online retail companies and marketplaces, including emerging startups, may be able to innovate and provide products and services faster than we can, and they may be willing to price their products and services more aggressively in order to gain market share. Additionally, as a result of the COVID-19 pandemic, competitors may rely on markdowns or promotional sales to dispose of excess inventory, which could force us to follow suit and could have an adverse effect on our gross margins and results of operations. As luxury products are discretionary purchases for consumers, a reduction in consumer spending or disposable income because of the pandemic may affect us more significantly than competitors with a more diversified product offering.

In addition, traditional brick-and-mortar based retailers offer consumers the ability to handle and examine products in person and offer a more convenient means of returning and exchanging purchased products. If our competitors are more successful in offering compelling products or in attracting and retaining consumers than we are, our revenue and growth rates could decline.

If we are unable to compete successfully, or if competing successfully requires us to expend significant resources in response to our competitors’ actions, our business, results of operations, financial condition and prospects could be materially adversely affected.

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect personal data and other data from our consumers and prospective consumers. We use this information to provide services and relevant products to our consumers, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We store, handle, and process personal data on our own information systems, as well as through arrangements with third parties and service providers. As a result, we are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in certain countries where we do business and there has been, and will continue to be, a significant increase globally in such laws that govern, restrict or affect the collection, storage, sharing or use of data collected from or about individuals and their devices.

In Europe, where we have significant business operations, the data privacy and information security regime recently underwent a significant change and continues to evolve. The collection and processing of personal data is subject to increasing regulatory scrutiny in Europe and the United Kingdom. The General Data Protection Regulation (“GDPR”), which came into force on May 25, 2018, implemented more stringent operational requirements for companies, including retailers, around information practices, such as expanded disclosures to tell our consumers about how we collect and process their personal data, increased controls on profiling consumers and increased rights for consumers to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties of the greater of €20 million or 4% of global turnover for the preceding financial year. From the beginning of 2021 (when the transitional period following the United Kingdom’s withdrawal from the European Union expires), we will have to comply with the GDPR and the UK GDPR. Each regime has the ability to fine us up to the greater of €20 million (£17 million) or 4% of global turnover for non-compliance. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example how data transfers between EU member states and the United Kingdom will be treated and the role of the Information Commissioner’s Office following the end of the transitional period. These changes will lead to additional costs and increase our overall risk exposure. The UK’s Network and Information Systems Regulations 2018, which came into force on May 10, 2018, apply to us as an online marketplace and place additional network and information systems security obligations on us, as well as mandatory security incident notification in certain circumstances with penalties of up to £17 million.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws and regulations in this area are also under reform. In the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive will be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the European Union, informed consent is required for the placement of a cookie on a user’s device and for direct electronic marketing. The GDPR imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users’ online shopping and other relevant online behaviors, as well as the effectiveness of our marketing and our business generally. Such regulations, including uncertainties about how well the advertising technology ecosystem can adapt to legal changes around the use of tracking technologies, may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing. The decline of cookies or other online tracking technologies as a means to identify and target potential purchasers may increase the cost of operating our business and lead to a decline in revenues. In addition, legal uncertainties about the legality of cookies and other tracking technologies may lead to regulatory scrutiny, and increase potential civil liability under data protection or consumer protection laws. In response to marketplace concerns about the usage of third-party cookies and web beacons to track user behaviors, providers of major browsers have included features that allow users to limit the collection of certain data generally or from specified websites, and the ePrivacy Regulations draft also advocates the development of browsers that block cookies by default. These developments could impair our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, which could adversely affect our business, given our use of cookies and similar technologies to target our marketing and personalize the customer experience.

In the United States, which is also a significant market for our goods and services, federal and various state governments have adopted or are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California has enacted the California Consumer Privacy Act (“CCPA”) which went into effect on January 1, 2020. The new law imposes new requirements upon companies doing business in California and meeting other size or scale criteria for collecting or using information collected from or about California residents, affords California residents new abilities to opt out of certain disclosures of personal information, and grants non-absolute rights to access or request deletion of personal information, subject to verification and certain exceptions. In response to the CCPA, we have reviewed and amended our information practices involving California consumers, as well as our use of service providers or interactions with other parties to whom we disclose personal information. We have updated our privacy disclosures to comply with the new law, including as these requirements pertain to our California-based workforce. We are monitoring the California Attorney General’s forthcoming CCPA implementing regulations, which are expected to be published later in 2020. We cannot yet predict the full impact of CCPA and its implementing regulations on our business or operations, but the new law may require us to further modify our information practices and policies in one of our largest markets, and to incur substantial costs and expenses in an effort to comply. It also remains unclear what, if any, further modifications will be made to this legislation and its implementing regulations, or how the statute or rules will be interpreted. Other U.S. states are considering enacting stricter data privacy laws, some modeled on the GDPR, some modeled of the CCPA, and others potentially imposing completely distinct requirements. The U.S. Congress is considering comprehensive federal privacy legislation, such as the Consumer Online Privacy Rights Act, which would significantly expand elements of the data protection rights and obligations existing within the GDPR and the CCPA to all U.S. consumers.

In the People’s Republic of China (the “PRC,” for purposes hereof excluding Hong Kong, Macau and Taiwan), data security has become one of the fastest growing areas for new legislation reflecting the evolving e-commerce industry in the PRC. For example, the PRC Cyber Security Law that came into force on July 1, 2017, along with other laws and regulations, govern the collection, use, retention, sharing and security of the personal information in the PRC and provide an overarching regulatory basis for protection of personal information in the PRC, and the E-Commerce Law that came into force on January 1, 2019, governs all aspects of online transactions and includes a significant focus on the importance of data security in such transactions. In addition, although the Personal Information Security Specification (the “China Specification”) is not a mandatory regulation, it nonetheless has a key implementing role in relation to the PRC’s Cyber Security Law in respect of protecting personal information in China, and in practice it has been adopted by PRC government agencies as a standard to determine whether businesses have abided by the PRC’s data protection rules.

This latest version of the China Specification (the “2020 Version”) was promulgated on March 6, 2020 and will come into force on October 1, 2020. Compared to its previous version promulgated in 2017, the most significant change is that, under the 2020 Version, the data controller shall provide an “opt-out” option for customers to opt out of any personalized display. Our failure to comply with the China Specification, while not a mandatory regulation, could attract attention of relevant PRC regulatory authorities and increase our burden to prove our compliance of the requirements under the relevant PRC protection laws and regulations, and a finding by the PRC government authorities of our failure to comply with these requirements could result in governmental enforcement actions, litigation, fines and penalties, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Furthermore, in 2019 the Cyberspace Administration of the PRC (“CAC”), the central internet regulator, issued Draft Measures of Security Assessment before Cross-border Transfer of Personal Information (“Draft Measures of Cross-border PI Transfer”) and Draft Administrative Measures of Data Security (“Draft Measures of Data Security”) soliciting public comments. In the proposed Draft Measures of Cross-border PI Transfer, PI cannot be transferred out of the PRC until a security assessment is conducted and approved by relevant CAC local branch. When conducting a security assessment, CAC is expected to focus on whether PI has been collected and processed in China in full compliance with applicable law and whether the overseas recipients have the same level of data protection capability. The Draft Measures of Data Security Law further adopt certain technical specifications under the non-binding China Specifications as legal norms. These two Draft Measures may be subject to further revisions before being officially promulgated with legal effect. Once finalized and implemented, these two Measures are likely to have a major impact on our data compliance performance.

In Brazil, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018) (“LGPD”) that came into effect on July 8, 2019 implemented operational requirements for our use of personal data in Brazil. The LGPD’s requirements are substantially similar to those of GDPR and we will have to undertake similar compliance efforts regarding our Brazilian consumers and employee data, potentially requiring us to incur substantial costs and expenses in an effort to comply and exposing us to an increased risk of non-compliance.

Many data protection regimes apply based on where the consumer is located, and as we expand and new laws are enacted the new laws due to come into force in India next year) or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and regulation of email providers and those that require localization of certain data (such as in Russia, where we have already undertaken localization), which could require us to incur additional costs and restrict our business operations.

Failures or perceived failures by us (including our recently acquired businesses which are in the process of being integrated into our privacy framework) to comply with rapidly evolving privacy or security laws such as the China Specification, policies (including our own stated privacy policies), legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other personal or consumer data may result in governmental enforcement actions, litigation (including consumer class actions), fines and penalties or adverse publicity and could cause our consumers to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

The profitability of our Browns, Stadium Goods and New Guards businesses depends on our ability to manage inventory levels and, if not managed successfully, our business and results of operations could be adversely affected.

Browns and Stadium Goods purchase merchandise wholesale which they then sell via our Marketplaces or in-stores. In addition, New Guards produces merchandise which it then sells via our Marketplaces, its brands’ websites or to retailers. As a result, our profitability depends on our ability to manage these businesses’ inventory levels and respond to shifts in consumer demand patterns. Overestimating consumer demand for merchandise may result in Browns, Stadium Goods or New Guards holding unsold inventory, which will likely result in the need to rely on markdowns or promotional sales to dispose of excess inventory, which could have an adverse effect on our gross margins and results of operations. Conversely, if Browns, Stadium Goods or New Guards underestimate consumer demand for merchandise that could lead to inventory shortages, lost sales opportunities or negative customer experiences that could adversely affect consumer relationships and our ability to grow in the future. In the event that New Guards’ business, which was primarily wholesale focused prior to the acquisition, significantly grows its e-concession and direct-to-consumer business, this may result in it substantially increasing its exposure to such inventory risks having only had limited prior experience managing such risks. The COVID-19 pandemic may increase the complexity of forecasting consumer demand and/or impact our ability to source inventory to meet demand, both of which could adversely affect our operations.

Browns, Stadium Goods and New Guards rely on various processes and systems for forecasting, merchandise planning, inventory management, procurement, allocation and fulfilment capabilities. Our ability to continue to successfully execute our strategies for these businesses or evolve such strategies with changes in the retail environment could be adversely affected if such processes and systems are not effectively managed and maintained.

In addition, as a result of the COVID-19 pandemic, we have temporarily closed our Browns, Stadium Goods and New Guards retail stores. Any delays in deliveries of merchandise due to production shutdowns or other distribution disruptions caused by the pandemic may also impact our inventory levels.

If any such systems were to fail, or if our physical inventory is inaccurate for any reason, we may not derive the expected sales and profitability of our Browns, Stadium Goods or New Guards businesses, or we may incur increased costs relative to our current expectations which could adversely affect our business, financial condition, results of operations and prospects.

Our failure to address risks associated with payment methods, credit card fraud and other consumer fraud, or our failure to control any such fraud, could damage our reputation and brand and may cause our business and results of operations to suffer.

Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we face the risk of significant losses from this type of fraud as our net sales increase and as we continue to expand globally. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand and substantially harm our business, results of operations, financial condition and prospects.

We also accept payments for many of our sales through credit and debit card transactions, which are handled through third-party payment processors. As a result, we are subject to a number of risks related to credit and debit card payments, including that we pay interchange and other fees, which may increase over time and could require us to either increase the prices we charge for our products or absorb an increase in our costs and expenses. In addition, as part of the payment processing process, our consumers’ credit and debit card information is transmitted to our third-party payment processors. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our consumers’ credit or debit card information if the security of our third-party credit card payment processors is breached. We and our third-party credit card payment processors are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we or our third-party credit card payment processors fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our consumers in addition to the consequences that could arise from such action or inaction violating applicable privacy, data protection, data security and other laws as outlined above, and there may be an adverse impact on our business, results of operations, financial condition and prospects.

Use of social media, emails and text messages may adversely impact our reputation or subject us to fines or other penalties.

We use social media, emails and text messages as part of our approach to marketing. As laws and regulations rapidly evolve to govern the use of these channels, a failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees, including employees of brands within the New Guards portfolio, or third parties acting at our direction (including influencers) may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, consumers or others. Any such inappropriate use of social media, emails and text messages could also cause damage to our reputation, the reputation of our businesses, including Browns, Stadium Goods and any of the brands in the New Guards portfolio, or the reputation of the designers or creative directors of the New Guards brands.

Consumers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. Our consumers may engage with us online through our social media platforms, including Facebook, Instagram, Pinterest and Twitter, by providing feedback and public commentary about all aspects of our business. Information concerning us or our retailers and brands, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to successfully launch and monetize new and innovative technology, our growth and profitability could be adversely affected.

We are constantly developing new and innovative technology, such as Farfetch Store of the Future. Our ability to bring a product to market in a timely manner or at all, our ability to monetize these technologies and other new business lines in a timely manner and operate them profitably and our ability to leverage these technologies to drive customer engagement, depends on a number of factors, many of which are beyond our control, including:

•	our ability to develop fast enough to meet customer changing needs and expectations;

•

our ability to manage the financial and operational aspects of developing and launching new technology, including making appropriate investments in our software systems, information technologies and operational infrastructure;

•	our ability to secure required governmental permits and approvals;

•	the level of commitment and interest from our actual and potential third-party innovators;

•

certain products facing significant competition, including from Chinese technology companies, and our competitors (including our existing retailers and brands who may launch competing technologies) developing and implementing similar or better technology;

•	our ability to effectively manage any third-party challenges to the intellectual property behind our technology;

•	our ability to collect, combine and leverage data about our consumers collected online and through our new technology in compliance with data protection laws; and

•	general economic and business conditions affecting consumer confidence and spending, including the impact of the COVID-19 pandemic, and the overall strength of our business.

We may not be able to grow our new technologies or business lines or operate them profitability, and these new and innovative technology initiatives may never generate material revenue. In addition, the substantial management time and resources that our technology development requires may result in disruption to our existing business operations and adversely affect our financial condition, which may decrease our profitability and growth.

Our consumer concentration may materially adversely affect our financial condition and results of operations.

For the year ended December 31, 2019, the top 1% of our consumers accounted for approximately 27% of our Digital Platform GMV. Accordingly, our revenue, financial condition or results of operations may be unduly affected by fluctuations in the buying patterns of these consumers. If we were to lose the business of some or all of these consumers, it could materially adversely affect our business, results of operations, financial condition and prospects.

Our operating results are subject to seasonal and quarterly variations in our revenue and operating income, and as a result, our quarterly results may fluctuate and could be below expectations.

Our business is seasonal and historically, we have realized a disproportionate amount of our revenue and earnings for the year in the fourth quarter as a result of the holiday season and seasonal promotions, and we expect this to continue in the future, while our Brand Platform has historically seen higher levels of sales in January, May and July. If we experience lower than expected revenue during any fourth quarter, it may have a disproportionately large impact on our operating results and financial condition for that year. Any factors that harm our fourth quarter operating results, including disruptions in our brands’ or retailers’ supply chains or unfavorable economic conditions, including as a result of the COVID-19 pandemic, could have a disproportionate effect on our results of operations for our entire fiscal year.

In anticipation of increased sales activity during the fourth quarter, we may incur significant additional expenses, including additional marketing and additional staffing in our customer support operations. In addition, we may experience an increase in our net shipping costs due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. At peak periods, there could also be further delays by our retailers and brands in processing orders, which could leave us unable to fulfill consumer orders due to “no stock,” or in packaging a consumer’s order once received, which could lead to lower consumer satisfaction. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and production activities and may cause a shortfall in net sales as compared with expenses in a given period, which could substantially harm our business, results of operations, financial condition and prospects.

Our quarterly results of operations may fluctuate significantly as a result of a variety of factors, including those described above. As a result, historical period-to-period comparisons of our sales and operating results are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter as an indication of our annual results or our future performance.

We may not accurately forecast income and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income. Income and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain, especially in light of the COVID-19 pandemic, and our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences or a weakening in global economies, may result in decreased revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our (loss)/income after tax in a given quarter to be (higher)/lower than expected. In addition, we have had no prior history of operating New Guards prior to the New Guards Acquisition. We may not accurately forecast costs of operating the New Guards business, and we may not achieve cost synergies and other expected benefits of the New Guards Acquisition. We also make certain assumptions when forecasting the amount of expense we expect related to our share based payments, which includes the expected volatility of our share price, the expected life of share options granted and the expected rate of share option forfeitures. These assumptions are partly based on historical results. If actual results differ from our estimates, our net income in a given quarter may be lower than expected.

We depend on highly skilled personnel, including senior management and our technology professionals, and if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business could be harmed.

We believe our success has depended, and our future success depends, on the efforts and talents of our senior management, particularly José Neves, our founder and chief executive officer, and all of our highly skilled team members. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Our ability to do so can be impacted by a number of factors. For example, volatility of our share price may impact the attractiveness of our equity compensation package. In particular, our software engineers and technology professionals are key to designing, maintaining and improving code and algorithms necessary to our business. In addition, members of our Private Client team cater to some of our most important and highest spending consumers. If employees in our Farfetch Private Client business leave Farfetch, this may impact the ability of Farfetch to retain consumers associated with such Farfetch Private Client team member.

The New Guards management team was historically responsible for discovering and developing new brands, and we will continue to rely on their expertise to drive the expansion of the New Guards portfolio of brands. Certain designers and creators, including Virgil Abloh, the Founder and Creative Director of Off-White, are also critical to the success of brands within the New Guards portfolio, and their departure could have a significant impact on the creative direction of the relevant brand which could have a significant impact on such brand and New Guards’ business.

Competition for well-qualified employees in all aspects of our business, including software engineers, data scientists and other technology professionals, is intense globally. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees and key senior management, our business, results of operations, financial condition and prospects may be adversely affected.

We may not be able to manage our growth effectively, and such rapid growth may adversely affect our corporate culture.

We have rapidly and significantly expanded our operations, including through the New Guards Acquisition, and anticipate expanding further as we pursue our growth strategies. Such expansion increases the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ people in 14 geographic locations. We are currently in the process of transitioning certain of our business and financial systems to systems on a scale reflecting the increased size, scope and complexity of our operations, and the process of migrating our legacy systems could disrupt our ability to timely and accurately process information, which could adversely affect our results of operations and cause harm to our reputation. As a result, we may not be able to manage our expansion effectively.

Our entrepreneurial and collaborative culture is important to us, and we believe it has been a major competitive advantage and contributor to our success. We may have difficulties maintaining our culture or adapting it sufficiently to meet the needs of our future and evolving operations as we continue to grow, in particular as we grow internationally and through acquisitions like the New Guards and Stadium Goods acquisitions. In addition, our ability to maintain our culture as a public company, with the attendant changes in policies, practices, corporate governance and management requirements may be challenging. Failure to maintain our culture could have a material adverse effect on our business, results of operations, financial condition and prospects.

General economic factors, natural disasters or other unexpected events may adversely affect our business, financial performance and results of operations.

Our business, financial performance and results of operations depend significantly on worldwide macroeconomic economic conditions and their impact on consumer spending. Luxury products are discretionary purchases for consumers. Recessionary economic cycles, higher interest rates, volatile fuel and energy costs, inflation, levels of unemployment, conditions in the residential real estate and mortgage markets, access to credit, consumer debt levels, unsettled financial markets and other economic factors that may affect consumer spending or buying habits could materially and adversely affect demand for our products. In addition, volatility in the financial markets has had and may continue to have a negative impact on consumer spending patterns. A reduction in consumer spending or disposable income may affect us more significantly than companies in other industries and companies with a more diversified product offering. In addition, negative national or global economic conditions may materially and adversely affect our suppliers’ financial performance, liquidity and access to capital. This may affect their ability to maintain their inventories, production levels and/or product quality and could cause them to raise prices, lower production levels or cease their operations.

Economic factors such as increased commodity prices, shipping costs, inflation, higher costs of labor, insurance and healthcare, and changes in or interpretations of other laws, regulations and taxes may also increase our cost of sales and our selling, general and administrative expenses, and otherwise adversely affect our financial condition and results of operations. Any significant increases in costs may affect our business disproportionately compared to our competitors. Changes in trade policies, increases in tariffs and the imposition of retaliatory tariffs, including those implemented by the United States and China in 2019, may have a material adverse effect on global economic conditions and the stability of global financial markets and may reduce international trade. Natural disasters and other adverse weather and climate conditions, public health crises, political crises, such as terrorist attacks, war and other political instability or other unexpected events, could disrupt our operations, internet or mobile networks or the operations of one or more of our third-party service providers. For example, the vast majority of our production processes take place at our facility in Guimarães, Portugal. If any such disaster were to impact this facility, our operations would be disrupted.

The global crisis resulting from the spread of COVID-19 has had a substantial impact on our business. We cannot estimate the duration or negative financial impact of the COVID-19 pandemic on our business, however, we expect it could be material. The extent of the impact will depend on the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. As a result of COVID-19, we have temporarily closed our Browns, Stadium Goods and New Guards retail stores, and our production facilities have been processing items at reduced capacity. Many of our brands, boutiques and department stores have temporarily closed their retail stores, warehouses and/or distribution centers, without a firm date on when they will reopen. While much of our business is conducted online, COVID-19 has caused and may continue to cause disruptions and/or delays in our supply chain, fulfilment network and shipments. In addition, we expect to be impacted by the global deterioration in economic conditions, which may have an impact on discretionary consumer spending or disposable income for an extended period of time, which could adversely impact our cash and liquidity and financial condition. COVID-19 may have an adverse effect on trading and our operations and, given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition.

In addition, rising global average temperatures due to increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere are causing significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and the increased frequency, intensity and duration of extreme weather events (e.g., floods, droughts and severe storms) could, among other things, disrupt our logistics operations and our ability to source and distribute products in a timely manner, impact the operation of our New Guards business’ supply chain, disrupt our brick-and-mortar retail operations, increase our product costs and impact the types of fashion products that consumers purchase. As a result, the effects of climate change could have short- and long-term impacts on our business and operations.

We have acquired, and may continue to acquire, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results. We may fail to acquire companies whose market power or technology could be important to the future success of our business.

We have acquired and may in the future seek to acquire or invest in other companies or technologies that we believe could complement or expand our brand and products, enhance our technical capabilities, or otherwise offer growth opportunities. Pursuit of future potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. In addition, we may be unsuccessful in integrating our acquired businesses or any additional business we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business. For example, we acquired Browns in 2015, Fashion Concierge and Style.com in 2017 and Stadium Goods, CuriosityChina, Toplife and New Guards in 2019.

We also may not achieve the anticipated benefits from any acquired business due to a number of factors, including:

•

unanticipated costs or liabilities associated with the acquisition, including unasserted claims or assessments that we failed or were unable to identify costs or liabilities arising from the acquired companies’ failure to comply with intellectual property laws and licensing obligations to which they are subject;

•	incurrence of acquisition-related costs;

•	synergies attributable to the acquisition may vary from expectations;

•	diversion of management’s attention from other business concerns;

•	regulatory uncertainties;

•	harm to our existing business relationships with retailers and brands as a result of the acquisition;

•	harm to our brand and reputation;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business;

•	failure to realize anticipated synergies in the timeframe or in the full amount expected; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process. Acquisitions also could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. For example, half of the consideration we paid in connection with the New Guards Acquisition was paid in the form of shares, resulting in our issuance of 27.5 million Class A ordinary shares or 9% of the Class A ordinary shares outstanding immediately prior to the acquisition. In addition, if an acquired business fails to meet our expectations, this may have a material adverse effect on our business, results of operations, financial condition and prospects.

We are involved in and may pursue strategic relationships. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits.

We are involved in various strategic relationships, including with JD.com and the Chalhoub Group, which we expect will benefit our business and help us to achieve growth in China and the Middle East, respectively. For example, in February 2019, we entered into agreements to strengthen our strategic relationship with JD.com, which was driven by our aim to expand our presence in China. We also may pursue and enter into strategic relationships in the future. Such relationships involve risks, including but not limited to: maintaining good working relationships with the other party; any economic or business interests of the other party that are inconsistent with ours; the other party’s failure to fund its share of capital for operations or to fulfill its other commitments, including providing accurate and timely accounting and financial information to us, which could negatively impact our operating results; loss of key personnel; actions taken by our strategic partners that may not be compliant with applicable rules, regulations and laws; reputational concerns regarding our partners or our leadership; bankruptcy, requiring us to assume all risks and capital requirements related to the relationship, and the related bankruptcy proceedings could have an adverse impact on the relationship; and any actions arising out of the relationship that may result in reputational harm or legal exposure to

us. Further, these relationships may not deliver the benefits that were originally anticipated. Any of these factors may have a material adverse effect on our business, results of operations, financial condition and prospects.

We sell certain merchandise via third-party platforms, and our inability to access consumers via these platforms could adversely affect our business.

We sell certain merchandise via third-party platforms. In certain countries, some of our businesses significantly rely on such sales channels. For example, in 2019 a significant portion of Stadium Goods’ sales in China were made via Alibaba’s Tmall Global e-commerce platform. We are subject to, and must comply with, such platforms’ respective terms and conditions for merchants and their terms of service for consumer rights protection. Such third-party platforms retain the right to remove our merchandise from their platform or halt our sales on their platform if they believe we have violated their terms and conditions, the law or the IP rights of other parties, including, but not limited to, allegations that any goods we offer for sale are counterfeit. Such platforms can halt sales or remove our merchandise at their complete discretion irrespective of the validity of any claims made against us. Should such third-party platforms exercise such discretion in a market where we are substantially reliant on the relevant platform it could negatively impact our growth and our GMV in that market, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Further, should such third-party platforms’ actions become public it could impact our business and could substantially harm our reputation and adversely impact our efforts to develop our brands, irrespective of the validity of the claims.

A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to the internet and e-commerce, including geo-blocking and other geographically based restrictions, internet advertising and price display, consumer protection, anti-corruption, antitrust and competition, economic and trade sanctions, tax, banking, data security, network and information systems security, data protection and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our services, limit our ability to expand our product and service offerings, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities or affect our ability to deliver our growth strategy.

For example, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and e-commerce that may relate to liability for information retrieved from or transmitted over the internet, display of certain taxes and fees, online editorial and consumer-generated content, user privacy, data security, network and information systems security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. For example, an aspect of the Revised Payment Service Directive came into force, which (following an implementation period of 18 to 24 months) will require an additional level of consumer authentication for certain transactions involving parties in the European Union completed on our Marketplaces. This additional authentication may deter consumers from completing transactions online, which may affect our business. Furthermore, the growth and development of e-commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

Likewise, the SEC, the U.S. Department of Justice, the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, as well as other foreign regulatory authorities continue to enforce economic and trade regulations and anti-corruption laws, as applicable, across industries. U.S. economic and trade sanctions relate to transactions with designated foreign countries and territories, which currently include Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine (“Crimea”) as well as specially targeted individuals and entities that are identified on U.S. and other government blacklists, and those 50% or more owned, individually or in the aggregate, by them or those acting on their behalf. Anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”) and the UK Bribery Act (the “Bribery Act”), generally prohibit direct or indirect corrupt payments to government officials (and, under certain laws, to private persons) to obtain or retain business or an improper business advantage. Some of our international operations are conducted in parts of the world where it is more common to engage in business practices that may be prohibited by these laws.

Although we have policies and procedures in place designed to promote compliance with laws and regulations, which we review and update as we expand our operations in existing and new jurisdictions, our employees, partners, or agents could take actions in contravention of our policies and procedures, or violate applicable laws or regulations. As regulations continue to develop and regulatory oversight continues to focus on these areas, we cannot guarantee that our policies and procedures will ensure compliance at all times with all applicable laws or regulations. In the event our controls should fail, or we are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, withdrawal of business licenses or permits, litigation, investigation costs and expenses and damage to our reputation and the value of our brand.

As we expand our operations in existing and new jurisdictions internationally, we will need to increase the scope of our compliance programs to adequately address risks relating to applicable economic and trade sanctions, the FCPA, the Bribery Act and other anti-bribery and anti-corruption laws in particular. Further, the promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we or our retailers and brands conduct business could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce revenue, increase costs or subject us to additional liabilities.

We are subject to trade and economic sanctions and export laws that may govern or restrict our business, and we may be subject to fines or other penalties for non-compliance with those laws.

We are subject to U.S. laws and regulations that may govern or restrict our business and activities in certain countries and with certain persons, including trade and economic sanctions regulations administered by OFAC and the Export Administration Regulations administered by the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”). In March 2018, we determined that certain products purchased on the Farfetch Marketplace were shipped to addresses associated with Crimea. In December 2014, the United States announced a near complete embargo on exports of items from the United States to Crimea. On April 27, 2018, we submitted an initial voluntary self-disclosure regarding these shipments to OFAC and BIS, and on October 24, 2018 we submitted our final voluntary self-disclosure report (“Final Disclosure”) outlining the results of our review of this matter. As described in the Final Disclosure, we determined that three products purchased on the Farfetch Marketplace from retailers or brands in the United States were shipped to parties whose addresses are associated with Crimea and that on one occasion, a retailer on the Farfetch Marketplace outside the United States shipped what appears to be a U.S.-origin product to an address associated with Crimea. The combined value of the four shipments at issue in the Final Disclosure was $391.24.

Since March 2018, we have put in place measures designed to prevent the fulfilment of orders associated with addresses in Crimea and these measures are described in the Final Disclosure. Both agencies closed out the matter without assessing a monetary penalty. BIS issued a Warning Letter dated February 25, 2019, and OFAC issued a Cautionary Letter dated March 27, 2019. If, in the future, we are found to be in violation of U.S. sanctions or export control laws, it could result in fines and penalties for us, which could be substantial. Moreover, notwithstanding the safeguards we have put in place to ensure compliance with U.S. sanctions or export control laws, we cannot be certain that these safeguards will be effective in all cases. In the future, additional U.S. trade and economic sanctions regulations, enacted due to geopolitics or otherwise, could restrict our ability to generate revenue in certain other countries, such as Russia, which could adversely affect our business.

We are subject to customs and international trade laws that could require us to modify our current business practices and incur increased costs or could result in a delay in getting products through customs and port operations, which may limit our growth and cause us to suffer reputational damage.

Our business is conducted worldwide, with goods imported from and exported to a substantial number of countries. The vast majority of products sold on our Marketplaces are shipped internationally. We are subject to numerous regulations, including customs and international trade laws, that govern the importation and sale of luxury goods. Our consumers in certain countries, such as China and Russia, are also subject to limitations and regulations governing the import of luxury goods. In addition, we face risks associated with trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, imposition of new tariffs and duties and import and export licensing requirements in the countries in which we operate. This is particularly the case with respect to China, as new rounds of tariffs and extended trade negotiations between the United States and China have led to increased costs and continued uncertainty in trade relations, and in the United Kingdom, where an exit from the European Union could result in the creation of additional restrictions or regulations concerning our operations in and outside of the United Kingdom. There is also a concern that the imposition of additional tariffs by the United States could result in the adoption of tariffs or trade restrictions by other countries (including the European Union) as well, that may affect the movement of our goods, or potentially lead to a global trade war. Our failure to comply with import or export rules and restrictions or to properly classify items under tariff regulations and pay the appropriate duties could expose us to fines and penalties. If these laws or regulations were to change or were violated by our management, employees, retailers or brands, we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our services and negatively impact our results of operations.

Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effects on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

Our business depends on our ability to source and distribute products in a timely manner. As a result, we rely on the free flow of goods through open and operational ports worldwide. Labor disputes or other disruptions at ports create significant risks for our business, particularly if work slowdowns, lockouts, strikes or other disruptions occur. Any of these factors could result in reduced sales or canceled orders, which may limit our growth and damage our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

Governmental control of currency conversion may limit our ability to utilize our cash balances effectively and affect our ability to pay dividends in the future.

We are subject to governmental regulation of currency conversion and transfers, which may particularly affect our subsidiaries in certain jurisdictions. For example, the Chinese government imposes controls on the convertibility of the Renminbi (“RMB”) into foreign currencies and, in certain cases, the remittance of currency out of China. Our revenue is partially derived from sales to consumers in China and earnings from our Chinese operations, and substantially all of our revenue from such sales is denominated in RMB. Shortages in the availability of foreign currency may restrict the ability of our Chinese operations to remit sufficient foreign currency to pay dividends or to make other payments to us, or otherwise to satisfy their foreign currency-denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from China’s State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, for any Chinese company, dividends can be declared and paid only out of the retained earnings of that company under Chinese law. Under Chinese laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances.

Furthermore, approval from SAFE or its local branch is required where RMB are to be converted into foreign currencies and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. Without a prior approval from SAFE, cash generated from our operations in China may not be used to pay off debt in a currency other than the RMB owed by entities within China to entities outside China, or make other capital expenditures outside China in a currency other than the RMB.

For us to receive dividends from our operations in China, repatriation of funds from China to the United Kingdom will be required under our current structure. Insofar as such repatriation requires the prior approval of SAFE or is deemed to not be in compliance with the authenticity and compliance requirements, we could be delayed, restricted or limited in receiving dividends from our Chinese subsidiaries, which may limit our ability to pay dividends to holders of the Class A ordinary shares or otherwise fund and conduct our business. Moreover, there can be no assurance that the rules and regulations pursuant to which SAFE grants or denies such approval will not change in a way that adversely affects our ability to receive dividends from our Chinese operations, which, in turn, would restrict our ability to pay dividends to our shareholders or otherwise fund and conduct our business.

Application of existing tax laws, rules or regulations are subject to interpretation by taxing authorities.

The application of the tax laws of various jurisdictions to our international business activities is subject to interpretation. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not result in the expected tax consequences, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

Significant judgment and estimation is required in determining our worldwide tax liabilities. In the ordinary course of our business, there are transactions and calculations, including intercompany transactions, royalty payments and cross-jurisdictional transfer pricing, for which the ultimate tax determination is uncertain or otherwise subject to interpretation. Tax authorities in any of the countries in which we operate may disagree with our intercompany charges, including the amount of, or basis for, such charges, withholding taxes, cross-jurisdictional transfer pricing, indirect tax liabilities and reclaims or other matters such as the allocation of certain interest expenses and other tax items, and assess additional taxes.

As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, whether a permanent establishment exists in a particular jurisdiction, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. For example, if the taxing authority in one country where we operate were to reallocate income from another country where we operate, and the taxing authority in the second country did not agree with the reallocation asserted by the first country, we could become subject to tax on the same income in both countries, resulting in double taxation. If taxing authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it could increase our tax liability, which could adversely affect our financial position and results of operations.

Although we believe our tax estimates and methodologies are reasonable, a taxing authority’s final determination in the event of a tax audit could materially differ from our historical corporate income tax provisions and accruals and/or indirect tax and customs duty liabilities and claims in which case we may be subject to additional tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our cash flows, results of operations, financial condition and prospects. Furthermore, taxing authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations over time, as governments are increasingly focused on ways to increase revenues. This has contributed to an increase in audit activity and harsher stances by tax authorities. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and financial performance.

Many of the underlying laws, rules or regulations imposing taxes and other obligations were established before the growth of the internet and e-commerce. Tax authorities in non-U.S. jurisdictions and at the U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in internet commerce and considering changes to existing tax or other laws that could regulate our transmissions and/or levy sales, income, consumption, use or other taxes relating to our activities, and/or impose obligations on us to collect such taxes. For example, in 2019, the Organization for Economic Co-Operation and Development (“OECD”) launched a public consultation for taxing digital businesses on revenue streams where there is a market presence including an online presence. While these discussions are ongoing, there are a number of jurisdictions (most notably Italy and the United Kingdom) where the provisions are already in force and other jurisdictions that have set dates for the provisions to be introduced. Based on the current law and information released by the Italian tax authorities, we expect Italian digital service tax (“DST”) to apply to the Group in 2020. Italian DST is levied at 3% of a proportion of Farfetch’s marketplace revenue with that proportion being determined by the number of marketplace transactions where either the buyer or the seller is located in Italy compared to the total number of marketplace transactions. Such unilateral decisions have resulted in political debate and trading discussions that have led or could lead to deferral, amendment or even withdrawal of the provisions implemented. At this stage we cannot accurately predict the effect of current attempts to impose taxes on commerce over the internet. If such tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we passed on such costs to the consumer, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, various governments and intergovernmental organizations could introduce proposals for tax legislation, or adopt tax laws, particularly with regards to online marketplaces, that may have a significant adverse effect on our worldwide effective tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, in October 2015, the OECD released a final package of recommended tax measures for member nations to implement in an effort to limit “base erosion and profit shifting” (“BEPS”) by multinational companies. Since then, the OECD has continued to monitor key areas of action and issue additional reports and guidance on implementation of the BEPS recommendations. Multiple jurisdictions, including some of the countries in which we operate, have implemented recommended changes aimed at addressing perceived issues within their respective tax systems that may lead to reduced tax liabilities among multinational companies. It is possible that other jurisdictions in which we operate or do business could react to the BEPS initiative or their own concerns by enacting tax legislation that could adversely affect us through increasing our tax liabilities.

In December 2017, the United States enacted significant changes to the U.S. tax system (informally titled the “Tax Cuts and Jobs Act”). Among such significant changes, the Tax Cuts and Jobs Act reduced the marginal U.S. corporate income tax rate from 35% to 21%, limited the deduction for net business interest expense, shifted the United States toward a more territorial tax system, imposed a one-time tax on accumulated offshore earnings held in cash and illiquid assets, and imposed new taxes to combat erosion of the U.S. federal income tax base. The Treasury Department and the IRS have already issued and are expected to continue to provide guidance on the implementation of the Tax Cuts and Jobs Acts. Based on our evaluation of the Tax Cuts and Jobs Act, we do not expect these changes to have an adverse impact on our business. However, we cannot be certain that additional guidance from the Treasury Department and the IRS or additional changes to other U.S. tax laws, rules or regulations will not impact our business or results of operations in the future.

The application of value added tax (or similar taxes) and the impact of managing our business model transition to a commissionaire structure could adversely affect our business and results of operations.

The application of value added tax (or similar taxes such as sales and use tax, provincial taxes, goods and services tax), business tax and gross receipt tax, to our business and to our retailers and brands is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. As a result amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business or to the businesses of our retailers and brands. A number of jurisdictions globally have introduced (or are looking to introduce) additional reporting, record-keeping or value added tax (or similar taxes) calculation, collection and remittance obligations on businesses like ours that facilitate or perform e-commerce. Such requirements could require us or our retailers and brands to incur substantial costs in order to comply, including costs associated with legal advice, local compliance, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business.

For example, in certain jurisdictions, rules have already been introduced to hold the online facilitator of sales of goods and services jointly and severally liable for the under or non-accounted value added tax (or similar taxes) by the sellers. Such joint and several liability provisions may significantly impact our business where our retailers or brands have not complied with the local provisions. In addition, new rules for retail and e-commerce sales are being introduced. For example, across the EU from January 2021, online marketplaces will in certain situations (where certain thresholds are met) be deemed to be the supplier of goods for value added tax purposes, which will require them to collect and pay VAT on sales via their platform. Further, in the U.S., states are able to tax their residents on remote sales. Following the U.S. Supreme Court’s decision in 2018 in South Dakota v. Wayfair, a U.S. state may require by way of ‘economic nexus laws’ an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements against non-U.S. companies that have historically not been responsible for state or local tax collection unless they had physical presence in the U.S. customer’s state. We have historically operated under a “natural de-coupling structure,” meaning that our business model currently involves a supply, which is the sale of goods to end consumers, by our retailers and brands, and then a separate supply by us comprising the shipping of those goods to the end consumers. However, the courts in the United Kingdom are currently considering the effectiveness of such a structure from an indirect tax viewpoint and referrals were made to the European Court of Justice. The European Commission also approved changes to the Principal VAT directive, to be effective from January 2021, expanding the scope of distance selling. If this leads to a change in tax authorities’ approach or a change in interpretation of current legislation, we could be assessed to additional amounts of value added tax.

Given the current complexities for online marketplaces, inconsistencies in interpretation and implementation of local tax rules and the impact of non-recoverable VAT on returned goods, we are transitioning our business model to one in which we will act as an “undisclosed agent” or “commissionaire” of our retailers and brands. Under this model, for the purposes of calculating value added tax, our end consumers will contract with and be invoiced by us and there will be a supply by us to the end consumer of goods and other related services, although the legal sale of goods will continue to be between our retailers and brands and the end consumer. Such a transition is intended to simplify and provide greater certainty to our value added tax accounting position without materially increasing our overall value added tax liabilities.

Our ability to achieve our business and financial objectives is subject to risks and uncertainties. Implementing the new business model requires a considerable investment of technical, financial and legal resources. If we are unable to successfully establish our new business model, our business, results of operations, financial condition and prospects could be negatively impacted.

We may be subject to claims that items listed on our website, or their descriptions, are counterfeit, infringing or illegal.

We occasionally receive communications alleging that items listed on our Marketplaces infringe third-party copyrights, trademarks or other intellectual property rights. We have intellectual property complaint and take-down procedures in place to address these communications. We follow these procedures to review complaints and relevant facts to determine the appropriate action, which may include removal of the item from our website and, in certain cases, discontinuing our relationship with a retailer, brand or other seller who repeatedly violates our policies. The legal framework in this area is developing and could move towards an increase in the scope of direct liability for online platforms and e-commerce marketplaces such as ours. In particular, we may be subject to civil or criminal liability for activities carried out, including products listed, by retailers or brands on our platform. While we aim to remain informed of the latest legal developments and review our procedures accordingly, those procedures may not effectively reduce or eliminate our liability.

Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle them and such claims could lead to negative publicity and damage to our reputation. If a governmental authority determines that we have aided and abetted the infringement or sale of counterfeit goods, we could face regulatory, civil or criminal penalties. For example, in China, listing untrue or inconsistent product description or information, including the listing of counterfeit goods is considered “false advertising” under PRC Advertising Law, subject to an administrative fine up to RMB 1 million. Furthermore, consumers in China who purchase items on our Marketplaces based on any alleged untrue or inconsistent product description or information may bring a “fraud” claim against us, and should they be successful they would be entitles to three times the price of the item as penalty compensation.

Successful claims by third-party rights owners could require us to pay substantial damages or refrain from permitting any further listing of the relevant items. These types of claims could force us to modify our business practices, which could lower our revenue, increase our costs or make our Marketplaces less user friendly. Moreover, public perception that counterfeit or other unauthorized items are common on our Marketplaces, even if factually incorrect, could result in negative publicity and damage to our reputation.

If our retailers and brands experience any recalls, product liability claims, or government, customer or consumer concerns about product safety with respect to products sold on our Marketplaces, our reputation and sales could be harmed.

Our retailers and brands, including the brands in the New Guards portfolio, are subject to regulation by the U.S. Consumer Product Safety Commission and similar state and international regulatory authorities, and their products sold on our platform could be subject to involuntary recalls and other actions by these authorities. Concerns about product safety, including concerns about the safety of products manufactured in developing countries, could lead our retailers and brands to recall selected products sold on our Marketplaces. Recalls and government, customer or consumer concerns about product safety could harm our reputation and reduce sales, either of which could have a material adverse effect on our business, results of operations, financial condition and prospects. If any New Guards product becomes subject to a recall or government, customer or consumer safety concerns, we could experience even more significant adverse effects or reputational harm, face product liability litigation and governmental investigations and incur costs associated with any remediation actions.

Our global operations involve additional risks, and our exposure to these risks will increase as our business continues to expand.

We operate in a number of jurisdictions and intend to continue to expand our global presence, including in emerging markets. We face complex, dynamic and varied risk landscapes in the markets in which we operate. As we enter countries and markets that are new to us, we must tailor our services and business model to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses or our failure to adapt our practices, systems, processes and business models effectively to the consumer and supplier preferences of each country into which we expand, could slow our growth. Certain markets in which we operate have, or certain new markets in which we may operate in the future may have, lower margins than our more mature markets, which could have a negative impact on our overall margins as our revenue from these markets grow over time. Additionally, our operations in certain countries may be adversely affected by COVID-19 outbreaks, which can trigger government mandated shutdowns, “shelter-in-place” orders and other measures to minimize the spread of COVID-19.

In addition to the risks outlined elsewhere in this section, our global operations are subject to a number of other risks, including:

•	currency exchange restrictions or costs and exchange rate fluctuations;

•	exposure to local economic or political instability, threatened or actual acts of terrorism and security concerns in general;

•

compliance with various laws and regulatory requirements relating to anti-corruption, antitrust or competition, economic sanctions, data content, data protection and privacy, consumer protection, employment and labor laws, health and safety, and advertising and promotions;

•	differences, inconsistent interpretations and changes in various laws and regulations, including international, national, state and provincial and local tax laws;

•	weaker or uncertain enforcement of our contractual and intellectual property rights;

•	preferences by local populations for local providers;

•

slower adoption of the internet and mobile devices as advertising, broadcast and commerce mediums and the lack of appropriate infrastructure to support widespread internet and mobile device usage in those markets;

•	our ability to support new technologies, including mobile devices, that may be more prevalent in certain global markets;

•

difficulties in attracting and retaining qualified employees in certain international markets, as well as managing staffing and operations due to increased complexity, distance, time zones, language and cultural and employment law differences; and

•	uncertainty regarding liability for services and content, including uncertainty as a result of local laws and lack of precedent.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

We are a multinational company headquartered in the United Kingdom with worldwide operations, including significant business operations in Europe. Following a national referendum and enactment of legislation by the government of the United Kingdom (“Brexit”), the United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period during which it will continue its ongoing and complex negotiations with the European Union relating to the future trading relationship between the parties. Significant political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal, as well as about the possibility that a so-called “no deal” separation will occur if negotiations are not completed by the end of the transition period.

The withdrawal could lead to greater restrictions on the free movement of goods, services, people and capital, and increased regulatory costs and complexities. Any such restrictions on the movement of goods and services could have a material adverse effect on our operations. Increased complexities related to the import and export of products, imposition of duties, transfers of personal data and changes in item pricing may impact customer experience and have a material adverse effect on our business and results of operations. In addition, a possible restriction on the free movement of people between the United Kingdom and the European Union could have a material adverse effect on us, since we compete in these jurisdictions for well qualified employees in all aspects of our business, including software engineers and other technology professionals. Any impact on our ability to attract new employees and to retain existing employees in their current jurisdictions could decrease our competitiveness and have a material adverse effect on our business and results of operations.

These developments, the perception that any of them may occur and their potential consequences, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Additionally, asset valuations, currency exchange rates and credit ratings have been and may continue to be subject to increased market volatility. Lack of clarity about future UK laws and regulations, including financial laws and regulations, tax and free trade agreements, immigration and employment laws, could increase costs, depress economic activity, impair our ability to attract and retain qualified personnel, divert management attention and have other adverse consequences. Any of these factors may have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be subject to general litigation, regulatory disputes and government inquiries.

As a growing company with expanding operations, we have in the past faced and may in the future increasingly face the risk of claims, lawsuits, government investigations, and other proceedings involving competition and antitrust, intellectual property, privacy, consumer protection, accessibility claims (including those relating to our compliance with the Americans with Disabilities Act of 1990), securities, tax, labor and employment, commercial disputes, services and other matters. The number and significance of these disputes and inquiries have increased as the political and regulatory landscape changes, and as we have grown larger and expanded in scope and geographic reach, and our services have increased in complexity. For example, in September 2019, following periods of volatility in the market price of the Class A ordinary shares of Farfetch Limited, two putative class action lawsuits were filed in the United States against us and certain of our directors and officers, among others, under the U.S. federal securities laws. See Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings” of our Annual Report on Form 20-F for the year ended December 31, 2019.

We cannot predict the outcome of such disputes and inquiries with certainty. Regardless of the outcome, these can have an adverse impact on us because of legal costs, diversion of management resources, and other factors. Determining reserves for any litigation is a complex and fact-intensive process that is subject to judgment calls. It is possible that a resolution of one or more such proceedings could require us to make substantial payments to satisfy judgments, fines or penalties or to settle claims or proceedings, any of which could harm our business. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products, or services, or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liabilities, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to regulatory activity and antitrust litigation under competition laws.

We are subject to scrutiny by various government agencies, including competition authorities. Some jurisdictions also provide private rights of action for competitors or consumers to assert claims of anti-competitive conduct. Other companies or government agencies have in the past and may in the future allege that our actions violate the antitrust or competition laws of the European Commission or other countries or otherwise constitute unfair competition. We do not control the pricing strategies of our retailers and brands (other than Browns, Stadium Goods’ first-party sales and the New Guards portfolio of brands when sold direct-to-consumer via our Marketplaces), and such pricing strategies may be subject to challenges from various government agencies including competition authorities. An increasing number of governments are regulating competition law activities, including increased scrutiny in large markets such as China. Our business partnerships or agreements or arrangements with customers or other companies could give rise to regulatory action or antitrust litigation. In July 2017, Carré Couture, a small European competitor, which was declared bankrupt in May 2018, filed a complaint with the European Commission claiming that our retailer partnership agreements restrict competition because we ask retailers to commit to the relationship and list their inventory with us and not on competing platforms. We have responded to the allegations, and the complaint is pending. Complaints often remain open for a considerable period of time for procedural reasons. The European Commission is under a legal obligation to assess complaints, and unless a complaint is withdrawn, it must reject it by a formal decision where it takes the view that there are no grounds for action. Due to this process, complaints often remain open for several years. Some regulators may perceive our business to be used so broadly that otherwise uncontroversial business practices could be deemed anticompetitive. Certain competition authorities have conducted market studies of our industries. Such claims and investigations, even if without foundation, may be very expensive to defend, involve negative publicity and substantial diversion of management time and effort and could result in significant judgments against us or require us to change our business practices.

Risks Relating to our Intellectual Property

Failure to adequately protect, maintain or enforce our intellectual property rights could substantially harm our business and results of operations.

We rely on a combination of trademark, copyright, confidential information, trade secrets and patent law, and contractual restrictions to protect our intellectual property. The protection offered by these has its limitations. Despite our efforts to protect and enforce our proprietary rights, unauthorized parties have used, and may in the future use, our trademarks or similar trademarks, including those of the brands in the New Guards portfolio, copy aspects of our website images, features, compilation and functionality or obtain and use information that we consider as proprietary, such as the technology used to operate our website or our content.

We do not have comprehensive registered protection for all of our brands, including the brands in the New Guards portfolio, in all jurisdictions around the world. There is no guarantee that we will be the first to submit trademark applications in all territories and/or classes for our brands and we have in the past experienced professional “trademark squatters” actively registering our brands’ marks before we are able to in certain markets, including China. We cannot guarantee that we will be able to preempt such bad faith actors doing this in the future, and we may incur costs in challenging their marks or putting in place preventative measures. In addition, there is no guarantee that our pending trademark applications for any brand will proceed to registration, and even those trademarks that are registered could be challenged by a third party, including by way of revocation or invalidity actions. Our competitors have adopted, and other competitors may adopt, service names similar to ours, thereby impeding our ability to build brand identity and possibly diluting our brand and leading to brand dilution or consumer confusion. In addition, there could be potential trade name or trademark ownership or infringement claims brought by owners of other rights, including registered trademarks, in our marks or marks similar to ours, including FARFETCH, BROWNS, STADIUM GOODS and marks relating to brands in the New Guards portfolio. In addition, we license, rather than own, certain intellectual property related to certain brands within the New Guards portfolio, and we may not be aware of other third-party rights granted over such brands. Any claims of infringement, brand dilution or consumer confusion related to our brands (including our trademarks) or any failure to renew key license agreements on acceptable terms could damage our reputation and brand identity and substantially harm our business and results of operations.

In addition to our registered trademark protection we have one issued patent in the United Kingdom. We also have several published and unpublished patent applications in the United Kingdom, Europe and internationally, for aspects of our proprietary technology and we may file further patent applications in the future. There is no guarantee that these will result in issued patents, and even if these proceed to grant, they and our issued patent in the United Kingdom could be vulnerable to challenge by third parties, or their claims could be narrowed in scope by the issuing patent office such that they no longer adequately protect our proprietary technology. Further, we may decide not to pursue a patent application for an innovation due to the high costs, diversion of management time, and publication of the underlying innovation that arises from an application. The loss of our material intellectual property as a result of any claims or challenges, or the natural expiry of our intellectual property registrations, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Domain names generally are regulated by internet regulatory bodies, and the regulation of domain names is subject to change. Regulatory bodies have and may continue to establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. We may not be able to, or it may not be cost effective to, acquire or maintain all domain names that utilize the name “Farfetch” or other business brands in all of the countries in which we currently conduct or intend to conduct business. If we lose the ability to use a domain name, we could incur significant additional expenses to market our products within that country, including the development of new branding. This could substantially harm our business, results of operations, financial condition and prospects.

We rely on multiple software programmers (as employees or independent consultants) to design our proprietary technologies and photographers (as employees or independent consultants) to capture the products sold on our platform. Although we make every effort to ensure appropriate and comprehensive assignment or license terms are included in the contracts with such third parties, we cannot guarantee that we own or are properly licensed to use all of the intellectual property in such software or images. If we do not have, or lose our ability to use, such software or images, we could incur significant additional expense to remove such assets from our platform or re-engineer a portion of our technologies.

Litigation or similar proceedings have been necessary in the past and may be necessary in the future to protect, register and enforce our intellectual property rights, to protect our trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. Further, any changes in law or interpretation of any such laws, particularly intellectual property laws, may impact our ability to protect, register or enforce our intellectual property rights. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could substantially harm our business, results of operations, financial condition and prospects.

Assertions by third parties of infringement or misappropriation by us of their intellectual property rights or confidential know how could result in significant costs and substantially harm our business and results of operations.

Third parties have, and may in the future, assert that we have infringed or misappropriated their trademarks, copyrights, confidential know how, trade secrets, patents or other intellectual property rights, and New Guards and brands in its portfolio may be subject to similar claims. We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations, whether or not they are successful. If we are forced to defend against any infringement or other claims relating to the trademarks, copyright, confidential know how, trade secrets, patents or other intellectual property rights of third parties, whether they are with or without merit or are determined in our favor, we may face costly litigation or diversion of technical and management personnel. Furthermore, the outcome of a dispute may be that we would need to cease use of some portion of our technology, develop non-infringing technology, pay damages, costs or monetary settlements or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. Any such assertions or litigation could materially adversely affect our business, results of operations, financial condition and prospects.

In 2008 and 2009, a party related to Farfetch founder José Neves (the “Related Party”) executed two agreements (the “KH Licenses”) purporting to license certain know how (the “Know How”) from the Related Party to two third-party LLPs (the “LLPs”). The Know How was a high level explanation of the Farfetch platform and business model. The 2008 KH License expired in April 2018, and the 2009 KH License expired in April 2019. The KH Licenses did not include a license of any software code. The LLPs granted intra-group sub-licenses of the collective Know How under the KH Licenses, which was then further sub-licensed under two direct “Product and Development and Marketing Support Agreements” with Farfetch in 2008 and 2009, respectively (the “Direct Agreements”), in order for Farfetch to, among other services, develop the code, website architecture and brand that comprised the original Farfetch offering (the “Developed IP”). Under the terms of the Direct Agreements, the third party, rather than Farfetch, owned the Developed IP. In 2011, the licensing structure was amended and the intra-group sub-licenses from the LLPs were superseded by licenses of the Know How granted by each of the LLPs to Mr. Neves, who licensed such Know How (by way of a sub-sub-license) to Farfetch. Finally, in 2011, the Direct Agreements were terminated, and the Developed IP was assigned from the third-party group to Farfetch. In 2013, the Related Party executed a “Declaration regarding copyrights and intellectual property rights” (the “Declaration”), which declared that, among other things, between the period November 16, 1996 to February 27, 2010, the Related Party has not created any works or done anything which could originate intellectual property rights (defined to include know how) in connection with any of the entities in the original license chain (including Farfetch); any unknown intellectual property generated by the Related Party and used, licensed or in any other way exploited by those entities (including Farfetch) is transferred in full to Mr. Neves; and the Related Party agrees that any intellectual property in use by the above entities that were to become recognized by a court as belonging to the Related Party shall be transferred to Mr. Neves for €500. On April 29, 2014, Mr. Neves assigned all of his intellectual property rights and know how (including that obtained under the Declaration) to Farfetch.com. While seemingly conclusive, it is possible that the Declaration could be challenged. Although we do not expect our right to use the Know How to be successfully challenged, any such challenge could give rise to: (1) temporary injunctive relief which could restrict the use of such Know How by Farfetch and therefore operations of our business; (2) reputational damage; and/or (3) damages payable by Farfetch to the Related Party for any period of unauthorized use of the Know How following expiry of the KH License(s), any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our use of open source software may pose particular risks to our proprietary software and systems.

We use open source software in our proprietary software and systems and will use open source software in the future. The licenses applicable to our use of open source software may require that source code that is developed using open source software be made available to the public and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses. From time to time, we may face claims from third parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open source software. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non-infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Relating to Our New Guards Business

New Guards may not be successful in discovering, promoting and sustaining the reputation of its brands.

New Guards is known for the brands in its portfolio, and the reputation of such brands relies on the quality and exclusiveness of its products, their distribution networks, as well as the promotional and marketing strategies applied. Products or marketing strategies not in line with brand image objectives, inappropriate behavior by brand ambassadors, New Guards’ employees, distributors or suppliers, or detrimental information circulating in the media may endanger the reputation of such brands and may adversely impact sales.

The growth of our New Guards business depends in part on our ability to discover, attract and acquire new brands for its portfolio. Our ability to do so depends on our ability to identify the right designers, creatives and brands with potential and offer them a compelling proposition, including attractive commercial terms to any investors where New Guards acquires existing brands or their IP assets.

The majority of New Guards’ sales are from carefully selected third-party distributors. The reputation of New Guards’ brands’ products thus rests in part on compliance by all distributors with such brands’ requirements in terms of their approach to the handling and presentation of products, marketing and communications policies and respecting brand image. New Guards’, or third-party distributors’, failure to provide consumers with high-quality products and high-quality customer experiences for any reason could substantially harm the reputation of its brands, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

New Guards’ brands or products could be counterfeited or copied, which could have a material adverse effect on its business.

New Guards’ brands, expertise and production methods could be counterfeited or copied. Its products may be distributed in parallel retail networks, including online sales networks, without our consent.

Counterfeiting and parallel distribution have an immediate adverse effect on revenue and profit. Activities in these or other illegitimate channels may damage the brand image of the relevant products over time and may also lower consumer confidence, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

New Guards licenses, rather than owns, certain intellectual property related to certain brands within its brand portfolio and it may not be successful in maintaining such intellectual property rights.

New Guards licenses, rather than owns, certain intellectual property related to certain brands within its brand portfolio, and such licenses generally include expiry dates and termination provisions. For example, New Guards’ license of the trademarks of the Off-White brand, which accounted for 75% of our Brand Platform GMV in the year ended December 31, 2019, expires in 2035 and includes a right for either party to opt out of the agreement effective as of January 1, 2026 subject to notice provisions. The agreement is also subject to standard termination rights related to unremedied material breaches of the license agreement and insolvency events.

Any failure to maintain or renew key license agreements on acceptable terms could damage our reputation and brand identity and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our New Guards business is dependent on its production, inventory management and fulfilment processes and systems, which could adversely affect its business if not successfully executed.

New Guards relies on various processes and systems for merchandise planning, inventory management, procurement, allocation and fulfilment capabilities. If any such systems were to fail or experience disruptions, including as a result of the COVID-19 pandemic, we may not derive the expected benefits to New Guards’ sales and profitability or may incur increased costs relative to our current expectations, which could adversely affect our business, financial condition, results of operations and prospects. See “Risks Relating to our Business and Industry—The profitability of our Browns, Stadium Goods and New Guards businesses depends on our ability to manage inventory levels and, if not managed successfully, our business and results of operations could be adversely affected.”

Our New Guards business relies on contract manufacturing of its products. Our inability to secure production sources meeting our quality, cost, working conditions and other requirements, or failures by our contract manufacturers to perform, could harm our business and reputation.

In the year ended December 31, 2019, New Guards sourced all of its products from independent contract manufacturers who purchase fabric and make its products and may also provide design and development services. As a result, New Guards must locate and secure production capacity. We depend on contract manufacturers to maintain adequate financial resources, including access to sufficient credit, secure a sufficient supply of raw materials, and maintain sufficient development and manufacturing capacity in line with our asset light production model and in an environment characterized by continuing cost pressure and demands for product innovation and speed-to-market. In addition, we currently do not have any material long-term contracts with any of New Guards’ contract manufacturers. Significant difficulties or failures to perform by our contract manufacturers, including as a result of COVID-19, could cause delays in product shipments or otherwise negatively affect our results of operations. As of December 31, 2019, New Guards had contracts with seventy contract manufactures in over five countries. If we decide to consolidate our production in the future, we could incur additional costs and increase our reliance on a smaller number of contract manufacturers.

Using contract manufacturers means we incur certain costs. We are responsible for paying the customs duties when shipping merchandise from its location of manufacture. Further, the prices we pay our contract manufacturers for our products are dependent in part on the market price for raw materials used to produce them, primarily wool and cotton. The price and availability of cotton or wool may fluctuate substantially depending on a variety of factors, including demand, acreage devoted to cotton crops and crop yields, weather, supply conditions, transportation costs, energy prices, work stoppages, due to the COVID-19 pandemic or otherwise, government regulation and policy, economic climates, market speculation and other unpredictable factors. Any and all of these factors may be exacerbated by global climate change.

A contract manufacturer’s failure to ship products to us in a timely manner or to meet our quality standards, or interference with our ability to receive shipments due to factors such as port or transportation conditions, security incidents or as a result of the COVID-19 pandemic or related responsive measures, could cause us to miss the delivery date requirements of our consumers on the Farfetch Marketplace or our retail and wholesale customers on our Brand Platform. Failing to make timely deliveries may cause our consumers or customers to cancel orders, refuse to accept deliveries, impose non-compliance charges, demand reduced prices, or reduce future orders, any of which could harm our sales and margins. If we need to replace any contract manufacturer, we may be unable to locate additional contract manufacturers on terms that are acceptable to us, or at all, or we may be unable to locate additional contract manufacturers with sufficient capacity to meet our requirements or to fill our orders in a timely manner.

We require contract manufacturers to meet our standards in terms of working conditions, environmental protection, raw materials, facility safety, security and other matters before we are willing to place business with them. As such, we may not be able to obtain the lowest-cost production. We may also encounter delays in production and added costs as a result of the time it takes to train our contract manufacturers in our methods, products and quality control standards. In addition, the labor and business practices of apparel manufacturers and their suppliers have received increased attention from the media, non-governmental organizations, consumers and governmental agencies in recent years. Failures by our contract manufacturers or their suppliers or subcontractors to adhere to labor or other laws, appropriate labor or business practices, safety, structural or environmental standards, and the potential litigation, negative publicity and political pressure relating to any of these events, could harm our business and reputation.

Our New Guards business may be unable to maintain or increase sales through physical distribution channels.

Revenue attributable to our Brand Platform change, which accounted for 16% of our total revenue in the year ended December 31, 2019, is primarily derived from wholesale distribution of brands in the New Guards portfolio to carefully selected third-party distributors. We may be unable to maintain or increase sales of New Guards brands’ merchandise through these distribution channels for several reasons, including the following:

•	we are unable to maintain the popularity of the brands in the New Guards portfolio or discover, attract and acquire new popular brands;

•	the distributors may change their apparel strategies in a way that shifts focus away from luxury streetwear and related categories or away from New Guards brands’ typical consumers; or

•

as other channels, including e-commerce sites (including the Farfetch Marketplace), account for an increasing portion of consumers luxury fashion purchases, the distributors, including retailers, may experience competitive pressure and decrease orders or experience financial difficulties or bankruptcy; or

•	the distributors may experience disruptions, delays, shutdowns or other difficulties as a result of the COVID-19 pandemic and related response measures.

In addition, decisions we make with regard to our distribution strategy may impact our ability to retain or gain new distributors. For example, we intend to reduce wholesale distribution of brands in the New Guards portfolio and restrict the geographic distribution by other online retailers, as we move to favor our own direct-to-consumer channels, which could impact our relationship with existing or future distributors.

If New Guards is unable to maintain or increase sales through its customary wholesale distribution channels, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Relating to Our Retail Stores

The operation of retail stores subjects us to numerous risks, some of which are beyond our control.

As of December 31, 2019, Browns operated two retail stores in London, Stadium Goods operated one retail store in New York and New Guards operated two Off-White stores in Las Vegas and New York. Each of these businesses expect to open new retail stores in 2020 – Brown’s new flagship store in London’s Mayfair, Stadium Goods’ store in Chicago and new Off-White stores in Miami, Paris and London. In addition, New Guards has over 50 franchised retail stores across its various brands.

As a result of the COVID-19 pandemic, we have temporarily closed our Browns, Stadium Goods and New Guards retail stores, and many of our brands, boutiques and department stores have temporarily closed their retail stores, warehouses and/or distribution centers, without a firm date on when they will reopen. In particular, the operating costs of our retail stores could increase, or stores or the facilities may not be opened as planned due to changes in the real estate market, demographic trends, site competition, dependence on third-party performance or overall economic environment or may remain closed as a result of the COVID-19 pandemic. In addition, public concern regarding the risk of contracting COVID-19 may itself materially and adversely affect our business when we re-open our stores, as customers may be unwilling to visit many of the high-traffic locations in which we operate our stores for fear of being exposed to COVID-19.

The success of New Guards’ business is dependent on its ability to develop and execute its growth strategies, which include the successful development, opening, franchising and operation of new retail stores for brands in the New Guards portfolio. Successful execution of this strategy, and the success of the retail store operations across our businesses more generally, depends upon a number of factors, including our ability (and in certain cases the ability of the New Guards’ franchisees) to identify suitable sites for new stores, negotiate and execute leases on acceptable terms, construct, furnish and supply a store in a timely and cost effective manner, accurately assess the demographic or retail environment at a given location, hire and train qualified personnel, obtain necessary permits and zoning approvals, integrate a new store distribution networks and build consumer awareness and loyalty. Construction, development or refurbishment costs may exceed original estimates due to increases in materials, labor or other costs, and we may experience permitting or construction delays, which may further increase project costs and delay projected sales. These risks may be exacerbated to the extent we engage third-party developers or contractors in connection with such projects or are subject to approvals of regulatory bodies to complete the projects. As each new store represents a significant investment of capital, time and other resources, delays or failures in opening new stores, or achieving lower than expected sales in new stores, could materially and adversely affect our growth and results of operations.

Furthermore, New Guards’ and Stadium Goods’ respective growth strategies may involve expansion into additional geographical markets in the future. These markets may have different competitive conditions, consumer trends and discretionary spending patterns than the markets in which it currently operates retail stores, which may cause its operations in these markets to be less successful than operations in its existing markets.

Leasing real estate exposes us to possible liabilities and losses.

Our Browns, Stadium Goods and New Guards businesses lease retail properties including for existing and under-development retail and consignment spaces. In connection with these properties, we are subject to all of the risks associated with leasing real estate. In particular, the value of the assets could decrease, operating costs could increase, or a store may not be opened as planned due to changes in the real estate market, demographic trends, site competition, dependence on third-party performance or overall economic environment or may remain closed as a result of the COVID-19 pandemic. Additionally, we are subject to potential liability for environmental conditions, exit costs associated with disposal of a store, commitments to pay base rent for the entire lease term or operate a store for the duration of an operating covenant. New Guards’ franchise business is subject to certain risks not directly within our control that could impair the value of our brands.

New Guards enters into franchise agreements with unaffiliated franchisees to operate Off-White stores in Asia, the Middle East and Canada. Under these agreements, third parties operate, or will operate, stores that sell apparel and related products under the Off-White brand name. New Guards may enter into similar agreements in other countries or with regard to other brands in its portfolio in the future. The effect of these arrangements on New Guards’ business and results of operations is uncertain and will depend upon various factors, including the demand for these products in new markets internationally and New Guards’ ability to successfully identify appropriate third parties to act as franchisees, distributors, or in a similar capacity. In addition, certain aspects of these arrangements are not directly within New Guards’ control, such as franchisee financial stability and the ability of these third parties to meet their projections regarding store locations, store openings, and sales. Other risks that may affect these third parties include general economic conditions in specific countries or markets, foreign exchange rates, changes in diplomatic and trade relationships, restrictions on the transfer of funds, and political instability. Moreover, while the agreements we have entered into and plan to enter into in the future provide us with certain termination rights, the value of the brands in the New Guards portfolio could be impaired to the extent that these third parties do not operate their stores in a manner consistent with New Guards’ requirements regarding its brand identities and customer experience standards. Failure to protect the value of New Guards’ brands, or any other harmful acts or omissions by a franchisee, could have an adverse effect on our results of operations and our reputation.